SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       SCHEDULE 14D-1
                       AMENDMENT NO. 4
     Tender Offer Statement Pursuant to Section 14(d)(1)
           of the Securities Exchange Act of 1934

                             and

                        SCHEDULE 13D
                       AMENDMENT NO. 4

               EMPHESYS Financial Group, Inc.
                  (Name of Subject Company)

                          HEW, Inc.
                a wholly owned subsidiary of
                         HUMANA INC.
                          (Bidders)



                COMMON STOCK, $.01 PAR VALUE
               (Title of Class of Securities)


                          29158K104
             (CUSIP No. of Class of Securities)



                  Arthur P. Hipwell, Esq.
          Senior Vice President & General Counsel
                       Humana Inc.
                 500 West Main Street
              Louisville, Kentucky  40202
                     (502) 580-1000
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications
                  on behalf of the Bidders)

                         Copies to:

                    Jeffrey Bagner, Esq.
          Fried, Frank, Harris, Shriver & Jacobson
                     One New York Plaza
               New York, New York  10004-1980
                       (212) 859-8000


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29158K104                        Page 2 of 3 Pages


      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 and on Schedule 13D filed on August 16, 1995, as amended on August 24, 1995, August 30, 1995 and September 15, 1995 (the "14D-1"), relating to a tender offer by HEW, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Humana Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of EMPHESYS Financial Group, Inc. (the "Company") at a purchase price of $37.50 per Share, net to the seller, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase, dated August 16, 1995, and in the related Letter of Transmittal.

      Item 4      Source and Amount of Funds or Other
                  Consideration.

      (a) and (b): The information set forth in the second, third and fourth paragraphs of Section 10 ("Source and Amount of Funds") of the Offer to Purchase are amended and restated as follows:

      Under a renegotiated Amended and Restated Credit
      Agreement, dated as of September 26, 1995 (the
      "Credit Agreement"), by and among the Parent, the several banks and other financial institutions from time to time parties thereto (the
      "Lenders"), and Chemical Bank, as agent and as CAF Loan Agent (the "Agent"), the Parent may, from time to time, borrow up to $600 million for general corporate purposes. As of September 27, 1995, no borrowings are outstanding under the Credit Agreement.

      Pursuant to the Credit Agreement, the Parent may request the Lenders to make "Alternate Base Rate
      Loans," "Eurodollar Loans" or a combination thereof, as determined by the Parent. Alternate
      Base Rate Loans made pursuant to the Credit
      Agreement bear interest on any date at a rate per annum equal to the greatest of (i) Chemical
      Bank's prime rate as publicly announced, (ii) the Base CP Rate (as defined in the Credit Agreement) in effect on such day plus 1%, and (iii) the Federal Funds Effective Rate in effect on such day plus 0.5000%. Eurodollar Loans made pursuant to the Credit Agreement bear interest at a per annum rate determined as an average of the rate for dollar deposits offered in the interbank eurodollar market two days prior to the interest period for the Eurodollar Loan, plus an additional margin ranging from 0.1600% to 0.4000%. In addition to the Alternate Base Rate
      Loans and the Eurodollar Loans, the Credit
      Agreement provides that the Parent may request the Lender to make "CAF Loans," which are uncommitted advances at competitive rates made on an auction basis. The Credit Agreement provides for the payment by the Parent to the Agent, for the account of each Lender, of a facility fee in respect of the average daily amount of the commitment (regardless of utilization) of such Lender during the preceding fiscal quarter, to be computed at a rate ranging from 0.0900% to 0.2250%, depending upon the ratio of the Parent's consolidated total debt to the sum of the Parent's consolidated total debt and consolidated net worth (as those terms are defined in the Credit Agreement). The Credit Agreement contains customary conditions to borrowing, representations and warranties, covenants and events of default. Amounts under the Credit
      Agreement may generally be borrowed, repaid and reborrowed from time to time. All borrowings under the Credit Agreement mature on September
      25, 2000.  The Lenders include Chemical Bank;
      Bank of America National Trust & Savings
      Association; The Chase Manhattan Bank, N.A.; The
      First National Bank of Chicago; National City
      Bank, Kentucky; NationsBank of Georgia, N.A.; PNC
      Bank, Kentucky, Inc.; The Sakura Bank, Limited;
      Wachovia Bank of Georgia, N.A.; Credit Lyonnais,
      Cayman Islands Branch; Deutsche Bank AG, New York and/or Cayman Islands Branch; First Interstate
      Bank of California; The Sanwa Bank, Limited,
      Atlanta Agency; The Sumitomo Bank, Ltd., New York
      Branch; ABN Amro, N.V.; The Bank of Nova Scotia;
      Citibank, N.A.; The Mitsubishi Bank, Limited;
      Bank of Louisville & Trust Company; and The
      Boatmen's National Bank of St. Louis.

      The foregoing description of the Credit Agreement is qualified in its entirety by reference to the text of the Credit Agreement filed as an exhibit to the Amendment No. 4 to the Tender Offer
      Statement on Schedule 14D-1 of the Offeror and the Parent filed with the Securities and Exchange
      Commission in connection with the Offer and is incorporated herein by reference.

      Item 10     Additional Information.

      The press release attached hereto as Exhibit (a)(14) is incorporated by reference.

      Item 11     Material To Be Filed as Exhibits.

      Exhibit (a)(14) - Press Release issued by the Parent on
September 28, 1995.

      Exhibit (b)(2) - Amended and Restated Credit Agreement dated as of September 26, 1995, among Chemical Bank as Agent, the Banks party thereto and the Parent.

CUSIP NO. 29158K104                        Page 3 of 3 Pages


                          SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    HUMANA INC.


                                    BY:  /S/ ARTHUR P. HIPWELL
                                         ARTHUR P. HIPWELL
                                         SENIOR VICE PRESIDENT
                                         AND GENERAL COUNSEL


                                    HEW, INC.


                                    BY:  /S/ JAMES E. MURRAY
                                          JAMES E. MURRAY
                                          VICE PRESIDENT AND
                                          CONTROLLER






September 28, 1995